T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 1 | Alamos Gold Inc Alamos Gold Inc. Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823 Toronto, Ontario M5J 2T3 Telephone: (416) 368-9932 or 1 (866) 788-8801 All amounts are in United States dollars, unless otherwise stated. Alamos Reports Third Quarter 2016 Results and Provides Exploration Update at La Yaqui Toronto, Ontario (November 10, 2016) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the third quarter ended September 30, 2016 and reviewed its operating, exploration and development activities. “All three of our mines performed well in the third quarter driving our strongest operating and financial results thus far this year. Production increased to 99,228 ounces of gold while all-in sustaining costs fell to $979 per ounce. Our operations continued to generate positive free cash flow and at current gold prices we expect strong free cash flow growth in the fourth quarter and into 2017. We remain well positioned to meet our full year production, cost and capital guidance,” said John A. McCluskey, President and Chief Executive Officer. “We’ve had a very successful year at La Yaqui having announced a near doubling of the resource in September and receiving EIA approval for Phase I development of the project in October. With an ambitious ongoing exploration program, a large portion of La Yaqui still to be explored and several other similarly attractive targets across the Mulatos District, we look forward to delivering further exploration success,” Mr. McCluskey added. Third Quarter 2016 Highlights  Reported quarterly production of 99,228 ounces of gold, including 43,629 ounces from Young-Davidson, 38,500 ounces from Mulatos and 17,099 ounces from El Chanate, an increase in production at all three operations compared to the previous quarter  Sold 94,791 ounces of gold at an average realized price of $1,325 per ounce for record revenues of $125.6 million, including record quarterly sales at Young-Davidson of 44,287 ounces  Realized net earnings of $4.8 million, or $0.02 per share, which includes a mark-to-market gain of $8.4 million ($0.03 per share) related to the prepayment option on the Company's high-yield debt, offset by an unrealized foreign exchange loss of $2.1 million ($0.01 per share) and foreign exchange losses recognized within deferred taxes of $4.9 million ($0.02 per share)  Recorded cash flow from operating activities before changes in non-cash working capital1 of $46.1 million, or $0.18 per share, the strongest quarter thus far in 2016  Generated positive free-cash flow at each of the Company's operations for total mine-site free cash flow1 of $9.2 million in the quarter, net of all capital and exploration spending  Total cash costs1 in the third quarter were $785 per ounce of gold sold and all-in sustaining costs ("AISC")1 were $979 per ounce of gold sold, both in line with the Company's annual cost guidance  Cash and cash equivalents and available-for-sale securities totaled $287.0 million as at September 30, 2016, an increase of $2.1 million from June 30, 2016  Declared a semi-annual dividend of US$0.01 per share, representing the Company's 14th consecutive semi-annual dividend  Announced a 93% increase in combined mineral resources at La Yaqui, bringing combined mineral resources to 447,000 ounces (1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release for a description and calculation of these measures.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Subsequent to the Third Quarter 2016

- Obtained the EIA approval for Phase I of the La Yaqui project in Mexico
- Purchased 19% of the outstanding common shares of Corex Gold Corp ("Corex") by way of a private placement for CAD$2.5 million

Highlight Summary

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2016	2015	2016	2015[1]
Financial Results (in millions)				
Operating revenues	$125.6	$103.6	$350.0	$239.4
Cost of sales [6]	$102.2	$110.0	$307.7	$244.1
Earnings (loss) from operations	$17.2	($18.9)	$17.8	($437.1)
Net earnings (loss)	$4.8	($33.4)	$2.7	($448.4)
Cash provided by operations before non-cash working capital [2] [5]	$46.1	$12.2	$114.0	$48.3
Cash provided by (used in) operating activities [5]	$36.7	($8.4)	$97.4	$39.0
Capital expenditures (sustaining) [2]	$12.5	$16.9	$36.9	$49.1
Capital expenditures (growth) [2],[3]	$24.7	$31.9	$72.1	$75.5
Operating Results				
Gold production (ounces) [1]	99,228	87,633	286,324	275,266
Gold sales (ounces) [1]	94,791	92,229	281,646	278,353
Per Ounce Data				
Average spot gold price (London PM Fix)	$1,335	$1,124	$1,261	$1,178
Average realized gold price [4]	$1,325	$1,123	$1,243	$1,168
Cost of sales per ounce of gold sold (includes amortization) [6]	$1,078	$1,193	$1,093	$1,190
Total cash costs per ounce of gold sold [2]	$785	$850	$780	$758
All-in sustaining costs per ounce of gold sold [2]	$979	$1,155	$1,002	$1,103
Share Data				
Earnings (loss) per share, basic and diluted	$0.02	($0.13)	$0.01	($2.59)
Weighted average outstanding shares (basic) (000's)	266,969	253,133	264,619	173,316
Financial Position as at September 30 (in millions)				
Cash and cash equivalents			$273.9	$313.6
Total debt and equipment financing obligations			$307.6	$318.1

[1] The 2015 financial results from Mulatos are included in Alamos' interim consolidated financial statements for the period subsequent to July 2, 2015 only. Gold production and gold sales from Mulatos have been included in this table for periods prior to this for comparative purposes only. Gold production from Mulatos for the nine months ended September 30, 2015 was 98,500 ounces. Gold sales for the nine months ended September 30, 2015 was 102,900 ounces.

[2] Refer to the "Non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this press release for a description and calculation of these measures.

[3] Includes capitalized exploration.

[4] The comparative 2015 average realized price is exclusive of gold sales from Mulatos for the nine months ended September 30, 2015, as Mulatos sales were only included from July 2, 2015 on-ward.

[5] Cash flow from operating activities for the three and nine months ended 2015 have been restated as a result of retrospective application of a voluntary change in accounting policy related to cash flow presentation. For further details, refer to note 15 of the condensed interim consolidated financial statements for the period ended September 30, 2016.

[6] Cost of sales includes mining and processing costs, royalties and amortization.

2 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2016	2015	2016	2015[1]
Gold production (ounces)				
Young-Davidson	43,629	38,201	125,338	115,664
Mulatos [1]	38,500	27,500	109,100	98,500
El Chanate	17,099	21,932	51,886	61,102
Gold sales (ounces)				
Young-Davidson	44,287	41,127	128,045	115,652
Mulatos [1]	33,562	29,596	101,159	102,900
El Chanate	16,942	21,506	52,442	59,801
Cost of sales (in millions)[5]				
Young-Davidson	$45.7	$47.9	$139.6	$141.6
Mulatos [1]	$37.0	$35.4	$107.8	$35.4
El Chanate	$19.5	$26.7	$60.3	$67.1
Cost of sales per ounce of gold sold (includes amortization) [2],[5]				
Young-Davidson	$1,032	$1,165	$1,090	$1,224
Mulatos[1]	$1,102	$1,196	$1,066	$1,196
El Chanate	$1,151	$1,242	$1,150	$1,122
Total cash costs per ounce of gold sold [2]				
Young-Davidson	$607	$681	$654	$707
Mulatos [1]	$888	$979	$819	$875
El Chanate	$1,045	$994	$1,014	$749
All-in sustaining costs per ounce of gold sold [2],[3]				
Young-Davidson	$849	$979	$887	$988
Mulatos[1]	$965	$1,210	$909	$1,086
El Chanate	$1,062	$1,019	$1,032	$968
Capital expenditures (growth and sustaining) (in millions)[2]				
Young-Davidson	$22.8	$33.1	$72.0	$81.7
Mulatos [1],[4]	$9.8	$9.5	$23.4	$36.2
El Chanate	$0.2	$0.4	$0.6	$13.0
Other	$4.4	$5.8	$13.0	$20.4

[1] 2015 financial results from Mulatos are included in Alamos' consolidated financial statements for the period subsequent to July 2, 2015 only. Operating, cost and capital metrics from prior ownership have been added for comparative purposes only.

[2] Refer to the "Non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this press release for a description and calculation of these measures.

[3] For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

[4] Includes capitalized exploration.

[5] Cost of sales includes mining and processing costs, royalties and amortization.

3 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Outlook and Strategy

	2016 Guidance				
	Young-Davidson	Mulatos	El Chanate	Development	Total
Gold production *(000's ounces)*	170-180	140-150	60-70	—	**370-400**
Cost of sales, including amortization *(in millions)*[5]	$181	$159	$80	—	**$420**
Cost of sales *($ per ounce)*[5]	$1,034	$1,097	$1,231		**$1,091**
Total cash costs *($ per ounce)*[1][2]	$600	$850	$1,100	—	**$800**
All-in sustaining costs *($ per ounce)*[1][2][3][4]	$825	$925	$1,100	—	**$975**
Capital expenditures *(in millions)*					
Sustaining capital[2]	$40-45	$10-15	$1	—	**$51-61**
Growth capital[2]	$45-50	$15-20 [2]	—	$27	**$87-97**
Total capital expenditures	$85-95	$25-35	$1	$27	**$138-$158**

(1) Total cash costs include mining and processing costs, and royalties.
(2) Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release for a description of these measures.
(3) Excludes capitalized exploration.
(4) Total consolidated all-in sustaining costs include corporate and administrative and share based compensation expenses. For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.
(5) Cost of sales includes mining and processing costs, royalties, and amortization expense.

The Company's core strategy in 2016 remains the ramp up of underground production at Young-Davidson and expanding and advancing development of the La Yaqui deposit at Mulatos. The Company made substantial progress towards achieving these objectives in the first nine months of 2016. In the third quarter, all three producing mines continued to generate free-cash flow. In addition, ongoing exploration success at La Yaqui resulted in a significant increase in combined mineral resources to nearly 450,000 ounces of gold in all categories as announced in September. In October, the Company received EIA approval for development of Phase I of the La Yaqui project.

Gold production totaled 99,228 ounces in the third quarter, the strongest result this year driven by solid operating results at all three mines. With gold production of 286,324 ounces for the first nine months of 2016, the Company is well-positioned to achieve full year production and cost guidance.

AISC were lower in the third quarter of 2016, a trend which is expected to continue going forward. Capital spending remains consistent with plan at all operations. All mine sites were free cash flow positive in the third quarter, generating combined mine site free cash flow of over $9 million. At the current gold price, the Company anticipates continued free cash flow growth from its mine sites in the fourth quarter of 2016 and into 2017.

At Young-Davidson, underground mining rates averaged 5,467 tonnes per day ("TPD") during the third quarter of 2016. As previously highlighted during the second quarter, underground mining rates were impacted by the rehabilitation of the ore pass infrastructure at the 9590 level. This work was completed throughout the third quarter resulting in reduced capacity for both ore and waste movement, impacting mining rates. With the completion of the ore pass infrastructure in mid-September, the Company has experienced higher mining rates, with October averaging over 6,300 TPD. Stronger gold production and free cash flow is expected in the fourth quarter of 2016 as mining rates ramp up towards the year-end target of 7,000 TPD.

At Mulatos, both the heap leach and milling operations performed well in the third quarter, despite a heavy rainy season. Through increased carbon column capacity, the Company successfully mitigated the impact of heavy rains in the quarter on the heap leach operations. In addition, production from the high-grade mill exceeded expectations in the third quarter as the Company realized the benefits of the reconfigured mill circuit, with increased recoveries through the production and sale of flotation concentrate. As a result, Mulatos generated over $5 million of free cash flow, and is expected to continue to grow free cash flow in the fourth quarter as concentrate sales increase.

The focus at La Yaqui and Cerro Pelon remains on developing and expanding the higher grade deposits. The 2016 exploration program continues to deliver excellent results at both deposits, most notably at La Yaqui. In September, the Company reported a significant increase to the combined mineral resources at La Yaqui of 93%, or 215,000 ounces, to total 447,000 ounces. With an aggressive exploration program ongoing at La Yaqui, and positive ongoing results, the project shows strong potential for further mineral reserve and resource growth. On the development front, the Company has made significant progress at La Yaqui, receiving final approval of the EIA for Phase I of the La Yaqui project in October. Construction activities are expected to commence later this year with initial production on track for mid-2017.

As a mature, higher cost operation, the focus at El Chanate remains on keeping the mine free cash flow positive. The Company successfully achieved this in the third quarter with mine-site free cash flow of $2.5 million.

4 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Development spending in 2016 remains focused on the Company's highest priority targets. This includes advancing Lynn Lake towards a feasibility study and completing the permitting process at Kirazli. Lynn Lake remains one of the Company's top development priorities given its favourable location, Canadian dollar exposure, and strong project economics. A feasibility study for Lynn Lake is expected to be completed in the third quarter of 2017.

The Company's cash position and balance sheet remain strong, with approximately $287 million in cash and cash equivalents and available-for-sale securities. The Company generated positive free cash flow at all three operations again in the third quarter, and based on current gold prices, expects this to continue in the fourth quarter and into 2017, driven by a combination of lower costs and capital spending.

Third Quarter 2016 Results

Young-Davidson Operational and Financial Review

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2016	2015	2016	2015
Gold production (ounces)	43,629	38,201	125,338	115,664
Gold sales (ounces)	44,287	41,127	128,045	115,652
Financial Review (in millions)				
Operating Revenues	$59.2	$46.1	$160.7	$135.9
Cost of sales [4]	$45.7	$47.9	$139.6	$141.6
Earnings (loss) from operations	$13.5	($1.8)	$21.1	($331.7)
Cash provided by operating activities	$24.4	$24.5	$72.4	$64.0
Capital expenditures (sustaining) [1]	$10.7	$12.2	$29.5	$32.3
Capital expenditures (growth) [1]	$12.1	$20.9	$42.5	$49.4
Free cash flow [1]	$1.6	($8.6)	$0.4	($17.7)
Cost of sales, including amortization per ounce of gold sold [4]	$1,032	$1,165	$1,090	$1,224
Total cash costs per ounce of gold sold [1]	$607	$681	$654	$707
All-in sustaining costs per ounce of gold sold [1],[2]	$849	$979	$887	$988
Underground Operations				
Tonnes of ore mined	502,953	467,414	1,585,756	1,307,667
Tonnes of ore mined per day	5,467	5,081	5,787	4,790
Average grade of gold [3]	2.82	2.56	2.59	2.70
Metres developed	2,677	3,619	9,336	10,817
Unit mining costs per tonne	$34	$32	$33	$34
Unit mining costs per tonne (CAD$)	$45	$42	$44	$43
Mill Operations				
Tonnes of ore processed	628,640	706,517	1,934,279	2,051,910
Tonnes of ore processed per day	6,833	7,680	7,059	7,489
Average grade of gold [3]	2.37	1.88	2.19	1.96
Contained ounces milled	47,889	42,643	136,173	129,588
Average recovery rate	93%	92%	92%	89%

[1] Refer to the "Non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this press release for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments.

[2] For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

[3] Grams per tonne of gold ("g/t Au").

[4] Cost of sales includes mining and processing costs, royalties and amortization.

Young-Davidson produced 43,629 ounces of gold in the third quarter of 2016, 14% higher than the same period of 2015 and 2% above the second quarter of 2016. The increase in production reflects a combination of higher head grades and mill recoveries, partially offset by lower mining rates and mill throughput. On a year-to-date basis, Young-Davidson has produced 125,338 ounces of gold, an 8% increase compared to the same period in 2015 reflecting the higher proportion of underground ore feeding the mill as well as improved mill recoveries.

The Company mined 502,953 tonnes of ore from underground in the third quarter of 2016, or 5,467 TPD. Underground mining rates in the third quarter were lower than the second quarter due to the previously announced rehabilitation work required on the ore pass at the 9590 level. The rehabilitation work was completed over a two-month period during which underground mining rates were impacted. Following completion of the rehabilitation work in mid-

5 | Alamos Gold Inc

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 6 | Alamos Gold Inc September, the Company has ramped up mining rates significantly, averaging over 6,300 TPD in the month of October and continue to target 7,000 TPD by the end of 2016. Underground mined grades in the third quarter of 2016 were 2.82 g/t Au, an increase from grades mined in the first half of the year. During the third quarter of 2016, the mill processed 628,640 tonnes, or 6,833 TPD with grades averaging 2.37 g/t Au. Mill throughput was below plan as new liners continued to be tested in an effort to minimize wear and maintenance and reduce costs. The mill continues to exceed underground mining rates, with excess capacity in the mill processing lower grade stockpiled ore. The Company expects a substantial improvement in mill throughput in the fourth quarter of 2016. Mill recoveries outperformed at 93% in the third quarter of 2016 as the Company continues to realize the benefits of changes implemented to the flotation circuit earlier in the year. These changes have resulted in a step-change improvement in recoveries which have historically been running at an average of 89%. Financial Review For the three months ended September 30, 2016, revenue of $59.2 million was $13.1 million or 28% higher than the prior-year period. This increase is attributable to a higher number of ounces sold ($4.2 million impact), as well as an increase attributable to higher realized gold prices ($8.9 million impact). For the nine months ended September 30, 2016, revenue of $160.7 million was $24.8 million higher than the prior year, attributable to both a higher gold sales as well as higher realized gold prices. For the three months ended September 30, 2016, cost of sales of $45.7 million were $2.2 million lower than prior- year period as a result of lower tonnes processed through the mill. Cost of sales reflects mining and processing costs, royalties, and amortization expense. For the nine months ended September 30, 2016, cost of sales of $139.6 million were $2.0 million lower than the prior year due to lower underground mining costs and lower tonnes processed through the mill in 2016 Total cash costs in the third quarter of 2016 were $607 per ounce, representing an 11% decrease from the same period of 2015 and an 18% decrease from the second quarter of 2016. The decrease was primarily attributable to higher grades mined, as well as improved recoveries in the mill. Underground unit mining costs were $34 per tonne in the third quarter of 2016, 6% higher than in the third quarter of 2015 due to the rehabilitation work noted above which increased maintenance costs. AISC were $849 per ounce, or 13% below the prior year period, reflecting higher mill grades, higher recoveries, and lower sustaining capital. For the nine months ended September 30, 2016, total cash costs were $654 per ounce, representing a 7% decrease from the same period of 2015. The lower costs in the year are driven by higher mill grades and improved recoveries in the mill, offset by increased maintenance costs associated with the ore and waste pass rehabilitation work. AISC of $887 per ounce were 10% lower than the prior year, reflecting the above, as well as lower sustaining capital spending. Capital expenditures totaled $22.8 million in the quarter and $72.0 million year-to-date, consistent with guidance. Spending was focused on lateral development, completion of the MCM shaft, underground equipment, and a tailings dam raise. Of the total capital expenditures, $29.5 million related to sustaining capital and $42.5 million related to growth capital. Capital spending at Young-Davidson is expected to total approximately $95 million in 2016, in line with guidance. With capital spending on track, Young-Davidson generated free cash flow of $1.6 million for the quarter, the second straight quarter of positive free cash flow. Higher underground mining rates and improved mill throughput are expected to drive stronger production and free cash flow in the fourth quarter of 2016.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mulatos Operational and Financial Review

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2016	2015	2016	2015
Gold production (ounces)	38,500	27,500	109,100	98,500
Gold sales (ounces)	33,562	29,596	101,159	102,900
Financial Review *(in millions)*				
Operating Revenues	$44.7	$33.3	$126.5	$33.3
Cost of sales [6]	$37.0	$35.4	$107.8	$35.4
Earnings from operations	$7.0	($4.3)	$17.4	($4.3)
Cash provided by (used in) operating activities	$14.9	($10.9)	$40.1	($10.9)
Capital expenditures (sustaining) [1]	$1.6	$4.3	$6.8	$4.3
Capital expenditures (growth) [1]	$8.2	$5.2	$16.6	$5.2
Free cash flow [1]	$5.1	($20.4)	$16.7	($20.4)
Cost of sales, including amortization per ounce of gold sold [6]	$1,102	$1,196	$1,066	$1,196
Total cash costs per ounce of gold sold [1]	$888	$979	$819	$875
All-in sustaining costs per ounce of gold sold [1],[2]	$965	$1,210	$909	$1,086
Open Pit & Underground Operations				
Tonnes of ore mined - open pit [3]	2,052,784	1,554,602	5,239,416	5,157,923
Total waste mined - open pit [4]	2,040,007	2,322,723	6,569,658	5,856,198
Total tonnes mined - open pit	4,092,791	3,877,325	11,985,708	11,014,121
Waste-to-ore ratio (operating)	0.99	1.49	1.25	1.14
Tonnes of ore mined - underground	27,958	40,323	97,377	97,114
Crushing and Heap Leach Operations				
Tonnes of ore crushed and placed on the heap leach pad	1,574,272	1,492,505	4,843,396	4,676,989
Average grade of gold processed [5]	0.82	0.77	0.81	0.84
Contained ounces stacked on the heap leach pad	41,523	37,100	125,991	126,500
Mill Operations				
Tonnes of high grade ore milled	38,287	29,904	99,853	69,624
Average grade of gold processed [5]	9.8	11.61	11.73	9.63
Contained ounces milled	12,067	11,150	37,665	21,550
Total contained ounces stacked and milled	53,590	48,250	163,657	148,050
Recovery ratio (ratio of ounces produced to contained ounces stacked and milled)	72%	57%	67%	67%
Ore crushed per day (tonnes) - combined	17,500	16,600	18,000	17,400

(1) Refer to the "Non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this press release for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments.

(2) For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

(3) Includes ore stockpiled during the quarter.

(4) Excludes tonnes capitalized.

(5) Grams per tonne of gold ("g/t Au").

(6) Cost of sales includes mining and processing costs, royalties and amortization.

Mulatos produced 38,500 ounces of gold in the third quarter of 2016, a significant increase from both the second quarter of 2016 and third quarter of 2015. Despite heavy rains in the quarter, production from the heap leach was strong with the Company able to better manage the seasonal build up in gold solution inventory through increased carbon column capacity. In addition, the reconfiguration of the mill circuit completed in the second quarter contributed to an increase in third quarter production as higher recoveries were realized from the mill through production of a flotation concentrate. Production on a year-to-date basis totaled 109,100 ounces, a significant improvement from the same period in 2015. Mulatos is on track to meet the top end of its production guidance in 2016 of 150,000 ounces of gold.

The open pit, heap leaching operation continued to perform well during the third quarter with total crusher throughput averaging 17,500 TPD, in line with expectations. The grade of crushed ore stacked on the leach pad in the third quarter of 0.82 g/t Au was lower than the annual budget due to mine sequencing in the El Victor portion of the open pit. Open pit grades are expected to increase in the fourth quarter of 2016.

7 | Alamos Gold Inc

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 8 | Alamos Gold Inc Mill throughput in the third quarter of 2016 was 38,287 tonnes at an average grade of 9.8 g/t Au. Tonnes processed through the mill exceeded tonnes mined from underground as high-grade stockpiles were drawn down. The stockpiles will continue to supplement underground ore production through the remainder of 2016 and into 2017. Mill production was higher than planned due to a combination of better grades and recoveries. The reconfigured mill circuit is performing well with the mill currently operating at approximately 400 TPD, and is expected to run at those levels for the duration of 2016. The sale of gold concentrate commenced in the quarter, but not at the same rate as production, resulting in an estimated inventory of 8,000 ounces at the end of September. The ratio of ounces produced to contained ounces stacked and milled (or recovery ratio) of 72% in the third quarter was above annual guidance. Financial Review For the three months ended September 30, 2016, revenue of $44.7 million was $11.4 million, or 34% higher than the prior-year period. The increase in revenue reflects a higher number of ounces sold ($5.3 million impact), as well as the benefit of higher realized gold prices ($6.2 million impact). The average realized gold price in the quarter was $1,332 per ounce compared to $1,125 per ounce in the prior-year period. For the nine months ended September 30, 2016, revenue of $126.5 million was $93.2 million higher than the prior year period, due to a full nine months of sales at Mulatos included in the financial statements in 2016, compared to only three months of sales at Mulatos included in the prior year financial statements subsequent to the July 2015 merger. For the three months ended September 30, 2016, cost of sales were relatively consistent with the prior-year period at $37.0 million, as tonnes processed were higher than the third quarter of 2016, offset by lower mining and processing costs. For the nine months ended September 30, 2016, cost of sales were higher than the prior year figure by $72.4 million, due to the prior-year period reflecting only three months of operations subsequent to the July 2015 merger. Total cash costs of $888 per ounce in the third quarter of 2016 were lower than the $979 per ounce reported in the same period of 2015 reflecting lower operating costs, stronger mill throughput, a weaker Mexican Peso and significantly improved combined recoveries. AISC in the quarter were $965 per ounce, 20% lower than the same period of 2015 as a result of the above noted items, as well as lower sustaining capital. On a year-to-date basis, total cash costs and AISC were $819 and $909 per ounce, respectively, below annual guidance. Total cash costs and AISC improved relative to the prior year period reflecting lower operating costs, sustaining capital spending and a weaker Mexican Peso. The third quarter was another strong quarter at Mulatos, generating $5.1 million in free cash flow, which is net of $6.2 million in exploration and development spending at La Yaqui and Cerro Pelon. For the nine-months ended September 30, 2016, Mulatos has generated $16.7 million in free cash flow, net of $13.8 million in exploration and development spending at La Yaqui and Cerro Pelon. The site's free cash flow reflects both higher gold prices and improved concentrate production. The Company expects stronger production and free cash flow in the fourth quarter of 2016, reflecting higher grades stacked on the leach pad and increased sales of gold in concentrate.

TRADING SYMBOL: TSX:AGI NYSE:AGI

El Chanate Operational and Financial Review

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2016	2015	2016	2015
Gold production (ounces)	17,099	21,932	51,886	61,102
Gold sales (ounces)	16,942	21,506	52,442	59,801
Financial Review *(in millions)*				
Operating Revenues	$21.7	$24.2	$62.8	$70.2
Cost of sales [4]	$19.5	$26.7	$60.3	$67.1
Earnings (loss) from operations	$2.2	($2.5)	$2.5	($36.9)
Cash provided by operating activities	$2.7	$3.4	$5.4	$23.7
Capital expenditures	$0.2	$0.4	$0.6	$13.0
Free cash flow [1]	$2.5	$3.0	$4.8	$10.7
Cost of sales, including amortization per ounce of gold sold [4]	$1,151	$1,242	$1,150	$1,122
Total cash costs per ounce of gold sold [1]	$1,045	$994	$1,014	$749
All-in sustaining costs per ounce of gold sold [1],[2]	$1,062	$1,019	$1,032	$968
Open Pit Operations				
Tonnes of ore mined	1,756,984	1,775,915	4,665,022	5,446,841
Total tonnes mined	7,507,753	7,245,557	22,684,636	23,204,073
Capitalized stripping tonnes	—	—	—	7,511,788
Waste-to-ore ratio (operating)	3.27	3.08	3.86	1.88
Average grade of gold [3]	0.61	0.46	0.59	0.61
Crushing and Heap Leach Operations				
Tonnes of ore crushed stacked on the heap leach pad	1,483,830	1,397,888	3,915,564	4,506,153
Average grade of gold processed [3]	0.67	0.54	0.67	0.70
Tonnes of run-of-mine ore stacked on the heap leach pad	212,833	398,047	705,736	964,250
Average run-of mine grade of gold processed [3]	0.19	0.19	0.20	0.19
Total tonnes of ore processed	1,696,663	1,795,935	4,621,300	5,470,403
Average grade of gold processed [3]	0.61	0.46	0.59	0.61
Ore crushed and run-of-mine ore stacked per day (tonnes) - combined	18,400	19,500	16,900	20,000
Recovery ratio (ratio of ounces produced to contained ounces stacked)	51%	83%	59%	57%

[1] Refer to the "Non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this press release for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments.

[2] For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

[3] Grams per tonne of gold ("g/t Au").

[4] Cost of sales includes mining and processing costs, royalties and amortization.

The Company produced 17,099 ounces of gold in the third quarter of 2016 at El Chanate compared to 21,932 ounces in the same period of 2015. Lower production in the third quarter of 2016 reflected a lower number of contained ounces placed on the pad in the early part of the year compared to the same period in 2015. Chanate remains on track to meet the top end of its production guidance in 2016 of 70,000 ounces of gold.

During the third quarter of 2016, the Company mined 1,756,984 tonnes of ore at El Chanate at an average grade of 0.61 g/t Au. Ore tonnes mined, as well as average daily mining rates were lower than in the third quarter of 2015 but improved from the second quarter of 2016. The Company expects mining rates to increase in the fourth quarter of 2016.

Starting in the third quarter of 2015, all waste removal costs at El Chanate are expensed as the Company determined these costs are not recoverable. This has increased total cash costs per ounce in the current year relative to the nine months ended September 30, 2015, but has no impact on AISC per ounce.

The Company stacked 1,696,663 tonnes of open pit ore on the heap leach pad, including run-of-mine material, during the third quarter of 2016 at an average rate of 18,400 TPD. This was lower than the average rate of 19,500 TPD in the same period of the prior year. The grade of ore stacked averaged 0.61 g/t Au during the third quarter of 2016 compared to an average grade of 0.46 g/t Au in the same period of the prior year, reflecting higher grades mined in the quarter.

9 | Alamos Gold Inc

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 10 | Alamos Gold Inc Financial Review For the three months ended September 30, 2016, revenue of $21.7 million was $2.5 million, or 10% lower than the prior year period, reflecting a lower number of ounces sold ($5.8 million impact), partially offset by a benefit of higher realized gold prices. The average realized gold price in the quarter was $1,281 per ounce compared to $1,126 per ounce in the prior-year period, with the current quarter realized price impacted by hedging contracts entered into earlier in 2016. For the nine months ended September 30, 2016, revenue of $62.8 million was $7.4 million lower than the comparative period, primarily due to lower number of ounces sold. For the three months ended September 30, 2016, cost of sales were significantly lower than the prior-year period, decreasing by $7.2 million to $19.5 million. The decrease reflects a reduction in amortization for the period resulting from the impairment charge taken in the prior year, as well as lower ounces sold in the period. For the nine months ended September 30, 2016, cost of sales of $60.3 million were lower than the prior-year figure by $6.8 million, mainly due to the inventory net realizable cost adjustment recorded in the second quarter of 2015 of $7.0 million which resulted in an increased cost of sales in the prior year. Total cash costs were $1,045 per ounce in the third quarter of 2016, an increase from the same period of 2015 due to lower gold production and sales. For the nine months ended September 30, 2016, cash costs were $1,014 per ounce, higher than the prior year figure, due to the expensing of waste removal costs as incurred in the current year, whereas in the first half of 2015, these costs were capitalized. AISC of $1,062 per ounce in the third quarter of 2016 increased from $1,019 per ounce in the third quarter of 2015 due to lower gold production and sales. On a year-to- date basis, AISC of $1,032 per ounce is 6% below annual guidance of $1,100 per ounce. El Chanate generated $2.5 million of free cash flow in the third quarter reflecting higher gold prices and continued cost control. On a year-to-date basis, the operation has generated $4.9 million in free cash flow. Third Quarter 2016 Exploration and Development Activities Mulatos District Reflecting ongoing exploration success at La Yaqui and Cerro Pelon, the exploration budget at Mulatos was increased by 60 percent to $16.0 million in May 2016. As part of this expanded budget, the Company increased the number of active drill rigs to 13 and expanded the exploration team to more than 250 employees and contractors, representing record exploration activity at Mulatos. In addition to drilling, geophysical surveys comprising ground magnetics and induced polarization were completed over the larger La Yaqui and Cerro Pelon areas. The expanded exploration program and exploration success to date were incorporated into an interim mineral resource update at La Yaqui in September 2016 which included a 93% increase in combined mineral resources at La Yaqui to 447,000 ounces. While La Yaqui and Cerro Pelon remain the highest priority exploration targets, mapping and sampling has continued over the larger Mulatos District. The Company has a large exploration package covering 28,777 hectares which has historically seen more than 70% of its exploration efforts focused around the Mulatos mine. Knowledge gained from the successful ongoing exploration programs at La Yaqui and Cerro Pelon is being applied across the rest of the district with a number of high-priority prospects added to the near term exploration plan, including Los Bajios, El Halcon, La Yaqui Norte and El Carricito. Systematic mapping and sampling will be carried out over these projects in order to outline targets for first pass drill programs. La Yaqui The 2016 drill program at La Yaqui was designed to both upgrade and extend the 232,000 ounces of inferred mineral resources discovered in two new zones of mineralization in 2015. These zones are located to the northeast of the existing mineral reserve pit along a one kilometre long northwest trending silica ridge. The program has been successful on both fronts with drilling through the first eight months of 2016 incorporated into an interim mineral resource update in September 2016 which demonstrated a 215,000 ounce increase in combined mineral resources to now total 447,000 ounces. This included upgrading 149,000 ounces (4.1 million tonnes grading 1.14 g/t Au) to an indicated mineral resource and expanding the higher grade inferred mineral resource to 298,000 ounces (5.5 million tonnes grading 1.68 g/t Au). Including existing mineral reserves of 89,000 ounces (1.9 million tonnes grading 1.45 g/t Au), La Yaqui now hosts a combined mineral reserve and resource of 536,000 ounces, a substantial increase from the mineral reserve of 80,000 ounces at the end of 2014. The mineral resources are in oxide mineralization with preliminary metallurgical test work indicating it is amenable to heap leaching. The interim La Yaqui mineral resource update incorporated 27,201 metres (“m”) of drilling completed across 132 holes through the first eight months of 2016. This included infill and extension drilling on two of the zones of mineralization that occur along the large northwest trending ridge at La Yaqui. A third zone further to the northwest is currently undergoing scout drilling and has not been included in resource calculations to date.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 11 | Alamos Gold Inc La Yaqui is the Company’s highest priority exploration target with six rigs currently working on the project. Since the interim resource an additional 9,055 m has been completed on the prospect bringing the total to the end of September to 36,256 m. An additional 5,000 to 6,000 m is planned for the remainder of 2016. New highlight intercepts from infill drilling in zone 2 include: • 4.37 g/t Au over 76.00 m (16YAQ135) • 3.17 g/t Au over 76.80 m (16YAQ129) • 8.42 g/t Au over 19.80 m (16YAQ117) • 1.10 g/t Au over 61.80m (16YAQ133) • 2.89 g/t Au over 18.90 m (16YAQ0116) True widths for these intercepts are estimated at approximately 80-90% of drilled width. Further previously unreleased highlights from the 2016 drill program at La Yaqui are presented in Table 1 at the end of this press release. Development of La Yaqui remains on track, with road construction well underway and initial production expected mid- 2017. On October 6, 2016, the Company received final approval of the EIA for Phase I development of the La Yaqui project. Tendering for mining activities took place late in October and construction activities are expected to commence in the fourth quarter of 2016. Cerro Pelon The exploration focus at Cerro Pelon has changed to include a much larger area which is now being systematically explored. As part of these programs, scout drill holes were undertaken during the third quarter on targets to the north and northwest of currently defined mineral resources and reserves. A total of 20 holes for 5,692 m of drilling were completed at Cerro Pelon with structures, vuggy silica and advanced argillic alteration intersected over a broad area in the northwestern zone. Pyrite mineralization was also intersected and while many results are still pending, those received show a multi-element geochemical signature usually associated with mineralization at Mulatos. Exploration will use the results obtained to date to vector in towards areas believed to have potential to contain higher-grade gold mineralization. Given the ongoing exploration success and strong potential for further mineral reserve and resource growth, the Company has postponed the submission of the EIA to ensure this upside is captured in the development of the project. Lynn Lake The Company closed the acquisition of Carlisle, the joint-venture partner on the Lynn Lake Project, on January 7, 2016. The acquisition allowed the Company to consolidate 100% ownership of the Lynn Lake Project, thereby giving the Company full control of the project timeline and spending. For the three and nine months ended September 30, 2016, the Company spent $2.3 million and $6.0 million respectively on environmental baseline studies and geotechnical drilling to support the project description and feasibility study. The feasibility study is scheduled to be completed in the third quarter of 2017. Turkey The Company is in the process of applying for the forestry and operating permits for the Kirazlı and Ağı Dağı gold projects, which are required prior to the start of construction. For the three and nine months ended September 30, 2016, total development expenditures in Turkey were $1.0 million and $2.2 million respectively. Esperanza The Company capitalized $0.7 million and $2.4 million at the Esperanza Gold Project for the three and nine months ended September 30, 2016. Quartz Mountain For the three and nine months ended September 30, 2016, total expenditures at the Quartz Mountain project were $0.3 million and $0.8 million respectively. Review of Third Quarter Financial Results During the third quarter of 2016, the Company sold 94,791 ounces of gold for proceeds of $125.6 million, a 21% increase compared to the third quarter of 2015. This reflected a higher number of ounces of gold sold ($3.4 million impact), and a higher average realized price of $1,325 per ounce compared to $1,122 per ounce in the prior year period ($18.7 million impact). The Company's realized gold price in the third quarter was $10 below the average London PM fix of $1,335 per ounce as a result of the gold hedging strategy entered into at Chanate earlier in the year.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 12 | Alamos Gold Inc The outstanding gold collar contracts for the remainder of 2016 are at higher gold prices than the current spot price on November 8, 2016. Cost of sales is comprised of mining and processing costs, royalties, and amortization. For the third quarter of 2016, cost of sales was $102.2 million, compared to $110.0 million in the prior-year period. Mining and processing costs decreased to $70.9 million in the third quarter of 2016 from $75.4 million in the prior- year period. The decrease reflects the benefit of the weakening Mexican Peso relative to the US dollar, as well as lower operating costs at Young-Davidson and Mulatos. Consolidated total cash costs for the quarter were $785 per ounce, compared to $850 per ounce in the prior year period, and in line with 2016 guidance. The decrease is attributable to lower operating costs at both Young-Davidson and Mulatos compared to the prior year. In the third quarter of 2016, AISC per ounce decreased to $979, as compared to $1,155 in the third quarter of 2015. This decrease reflects lower sustaining capital at Young-Davidson and Mulatos, as well as lower corporate and administrative expenses and lower realized losses on foreign exchange option contracts. Royalty expense for the quarter was $3.5 million, compared to $2.9 million in the third quarter of 2015. The increase is due to the higher gold prices in the current quarter as well as higher number of ounces sold. Amortization decreased to $27.8 million in 2016 from $31.7 million in the prior-year period, reflecting lower amortization per ounce sold. Amortization per ounce sold was $293 per ounce, down from $343 per ounce in the third quarter of 2015. This reflected lower amortization per ounce sold attributable to Mulatos, as well as impairment charges at El Chanate and Young-Davidson in the second quarter of 2015 which had the impact of lowering amortization expense in subsequent periods. The Company recognized earnings from operations of $17.2 million in the third quarter of 2016, compared to a loss from operations of $18.9 million in the same period of 2015, driven by higher gold prices, lower cost of sales, and lower corporate and administrative costs as the third quarter of 2015 included post-merger integration costs. The Company reported net earnings of $4.8 million in the third quarter of 2016, compared to a net loss of $33.4 million in the third quarter of 2015. Net earnings in the current quarter reflects stronger earnings from operations, offset by unrealized foreign exchange losses, and higher deferred tax expense. Associated Documents This press release should be read in conjunction with the Company’s interim consolidated financial statements for the three and nine-month periods ended September 30, 2016 and September 30, 2015 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company's website, www.alamosgold.com, in the "Investors" section under "Reports and Financials", and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Reminder of Third Quarter 2016 Results Conference Call The Company's senior management will host a conference call on Thursday, November 10, 2016 at 10:00 am ET to discuss the third quarter 2016 financial results and provide an update on operating, exploration, and development activities. Participants may join the conference call by dialling (416) 340-2218 or (866) 225-0198 for calls within Canada and the United States, or via webcast at www.alamosgold.com. A playback will be available until November 24, 2016 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 3855856. The webcast will be archived at www.alamosgold.com. Qualified Persons Chris Bostwick, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this press release. Information pertaining to the geological and exploration content has been reviewed and approved by Aoife McGrath, Alamos' Vice President, Exploration, a Qualified Person. Drilling, sampling, QA/QC protocols and analytical methods for work areas in Mexico are as outlined in the NI 43-101 report titled, "Mulatos Project Technical Report Update" dated December 21, 2012, available on SEDAR. For further details see also the Corporation’s news releases dated March 24, 2016 and September 12, 2016.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 13 | Alamos Gold Inc About Alamos Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”. FOR FURTHER INFORMATION, PLEASE CONTACT: Scott K. Parsons Vice-President, Investor Relations (416) 368-9932 x 5439 The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. Cautionary Note This news release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. Words such as "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, projected development and permitting timelines, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, Mulatos and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage assets, including specifically its Turkish mineral properties; contests over title to properties; changes in national and local government legislation (including tax legislation) in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company’s Annual Information Form for the year ended December 31, 2015 under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com. The foregoing should be reviewed in conjunction with the information found in this news release. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 (NI 43-101). These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. When

TRADING SYMBOL: TSX:AGI NYSE:AGI

describing resources we use the terms "measured", "indicated" or "inferred" resources which are not recognized by the United States Securities and Exchange Commission. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources

Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Condensed Interim Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

- cash flow from operating activities before changes in non-cash working capital;
- mine-site free cash flow;
- total cash cost per ounce of gold sold;
- all-in sustaining cost ("AISC") per ounce of gold sold; and
- earnings before interest, taxes, depreciation, and amortization

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes in to the measures are dully noted and retrospectively applied as applicable.

Cash Flow from Operating Activities before Changes in Non-cash Working Capital

"Cash flow from operating activities before changes in non-cash working capital" is a non-GAAP performance measure that could provide an indication of the Company's ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to "Cash provided by (used in) operating activities" as presented on the Company's consolidated statements of cash flows. "Cash flow from operating activities before changes in non-cash working capital" is a non-GAAP financial measure with no standard meaning under IFRS.

The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2016	2015	2016	2015
Cash flow from operating activities	$36.7	($8.4)	$97.4	$39.0
Add back: Changes in non-cash working capital and taxes paid (received)	9.4	20.6	16.6	9.3
Cash flow from operating activities before changes in non-cash working capital and taxes paid (received)	**$46.1**	**$12.2**	**$114.0**	**$48.3**

14 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mine-site Free Cash Flow

"Mine-site free cash flow" is a non-GAAP financial performance measure which includes cash flow from operating activities, less mineral property, plant and equipment expenditures from the cash flow. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Mine-Site Free Cash Flow

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2016	2015	2016	2015
(in millions)				
Cash flow from operating activities	$36.7	($8.4)	$97.4	$39.0
Less: operating cash flow used by non-mine site activity	(5.3)	(25.4)	(20.5)	(37.8)
Cash flow from operating mine-sites	**$42.0**	**$17.0**	**$117.9**	**$76.8**
Mineral property, plant and equipment expenditure from cash flow	$37.2	$48.8	$109.0	$124.6
Less: capital expenditures from development projects, and corporate	(4.4)	(5.8)	(13.0)	(20.4)
Capital expenditure from mine-sites	**$32.8**	**$43.0**	**$96.0**	**$104.2**
Total mine-site free cash flow	**$9.2**	**($26.0)**	**$21.9**	**($27.4)**

Young-Davidson Mine-Site Free Cash Flow

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2016	2015	2016	2015
(in millions)				
Cash flow from operating activities	$24.4	$24.5	$72.4	$64.0
Mineral property, plant and equipment expenditure	(22.8)	(33.1)	(72.0)	(81.7)
Mine-site free cash flow	**$1.6**	**($8.6)**	**$0.4**	**($17.7)**

Mulatos Mine-Site Free Cash Flow

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2016	2015	2016	2015
(in millions)				
Cash flow from operating activities	$14.9	($10.9)	$40.1	($10.9)
Mineral property, plant and equipment expenditure	(9.8)	(9.5)	(23.4)	(9.5)
Mine-site free cash flow	**$5.1**	**($20.4)**	**$16.7**	**($20.4)**

El Chanate Mine-Site Free Cash Flow

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2016	2015	2016	2015
(in millions)				
Cash flow from operating activities	$2.7	$3.4	$5.4	$23.7
Mineral property, plant and equipment expenditure	(0.2)	(0.4)	(0.6)	(13.0)
Mine-site free cash flow	**$2.5**	**$3.0**	**$4.8**	**$10.7**

15 | Alamos Gold Inc

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 16 | Alamos Gold Inc Total Cash Costs per ounce Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and NRV adjustments. Total cash costs per ounce is exclusive of exploration costs. Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. All-in Sustaining Costs per ounce The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs. For the purposes of calculating "all-in sustaining costs" at the individual mine-site level, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below. Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation. All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables

The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2016	2015	2016	2015
(in millions, except ounces and per ounce figures)				
Mining and processing	$70.9	$75.4	$210.1	$160.4
Royalties	3.5	2.9	9.7	3.7
Inventory and other adjustments [(1)]	—	—	—	(8.6)
Total cash costs	$74.4	$78.3	$219.8	$155.5
Gold ounces sold	94,791	92,229	281,646	205,049
Total cash costs per ounce	**$785**	**$850**	**$780**	**$758**
Total cash costs	$74.4	$78.3	$219.8	$155.5
Corporate and administrative[(2)]	3.7	6.1	11.7	$13.3
Sustaining capital expenditures[(3)]	12.5	16.9	36.9	49.1
Share-based compensation	0.9	1.2	9.3	3.9
Exploration	0.8	2.7	1.9	3.4
Accretion of decommissioning liabilities	0.5	0.5	1.6	0.8
Realized losses on FX options	—	2.0	1.0	2.7
Total all-in sustaining costs	$92.8	$107.7	$282.2	$228.7
Gold ounces sold	94,791	92,229	281,646	205,049
All-in sustaining costs per ounce	**$979**	**$1,155**	**$1,002**	**$1,103**

(1) Inventory and other adjustments include net realizable adjustments to El Chanate and Young-Davidson.

(2) Corporate and administrative expenses exclude expenses incurred at development properties.

(3) Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the period is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2016	2015	2016	2015
Capital expenditures per cash flow statement	$37.2	$48.8	$109.0	$124.6
Less: Young-Davidson non-sustaining capital	(12.1)	(20.9)	(42.5)	(49.4)
Less: Mulatos non-sustaining capital	(8.2)	(5.2)	(16.6)	(5.2)
Less: El Chanate non-sustaining capital	—	—	—	(0.2)
Less: Corporate and other non-sustaining capital	(4.4)	(5.8)	(13.0)	(20.7)
	$12.5	$16.9	$36.9	$49.1

17 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Young-Davidson Total Cash Costs and AISC Reconciliation

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2016	2015	2016	2015
(in millions, except ounces and per ounce figures)				
Mining and processing	$25.8	$26.8	$80.9	$82.8
Royalties	1.1	1.2	2.9	2.0
Inventory and other adjustments [(1)]	—	—	—	(3.0)
Total cash costs	$26.9	$28.0	$83.8	$81.8
Gold ounces sold	44,287	41,127	128,045	115,652
Total cash costs per ounce	**$607**	**$681**	**$654**	**$707**
Total cash costs	$26.9	$28.0	$83.8	$81.8
Sustaining capital expenditures	10.7	12.2	29.5	32.3
Exploration	—	—	0.2	—
Accretion of decommissioning liabilities	—	—	0.1	0.1
Total all-in sustaining costs	$37.6	$40.2	$113.6	$114.2
Gold ounces sold	44,287	41,127	128,045	115,652
All-in sustaining costs per ounce	**$849**	**$979**	**$887**	**$988**

[(1)] Inventory and other adjustments include net realizable adjustments.

Mulatos Total Cash Costs and AISC Reconciliation

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2016	2015	2016	2015 [(1)]
(in millions, except ounces and per ounce figures)				
Mining and processing	$27.4	$27.3	$76.0	$83.2
Royalties	2.4	1.7	6.8	6.8
Total cash costs	$29.8	$29.0	$82.8	$90.0
Gold ounces sold	33,562	29,596	101,159	102,900
Total cash costs per ounce	**$888**	**$979**	**$819**	**$875**
Total cash costs	$29.8	$29.0	$82.8	$90.0
Sustaining capital expenditures	1.6	4.3	6.8	13.4
Exploration	0.6	2.2	1.2	7.2
Accretion of decommissioning liabilities	0.4	0.4	1.2	1.2
Total all-in sustaining costs	$32.4	$35.9	$92.0	$111.8
Gold ounces sold	33,562	29,596	101,159	102,900
All-in sustaining costs per ounce	**$965**	**$1,210**	**$909**	**$1,086**

[(1)] The 2015 financial results from Mulatos are included in Alamos' interim consolidated financial statements for the period subsequent to July 2, 2015 only. Gold production and gold sales from Mulatos have been included in this table for periods prior to this for comparative purposes only. Gold production from Mulatos for the nine months ended September 30, 2015 was 98,500 ounces. Gold sales for the nine months ended September 30, 2015 was 102,900 ounces.

18 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

El Chanate Total Cash Costs and AISC Reconciliation

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2016	2015	2016	2015
(in millions, except ounces and per ounce figures)				
Mining and processing	$17.7	$21.3	$53.2	$50.3
Inventory and other adjustments[1]	—	—	—	(5.6)
Total cash costs	$17.7	$21.3	$53.2	$44.7
Gold ounces sold	16,942	21,506	52,442	59,801
Total cash costs per ounce	**$1,045**	**$994**	**$1,014**	**$749**
Total cash costs	$17.7	$21.3	$53.2	$44.7
Sustaining capital expenditures	0.2	0.4	0.6	12.5
Exploration	—	—	—	0.3
Accretion of decommissioning liabilities	0.1	0.1	0.3	0.3
Total all-in sustaining costs	$18.0	$21.8	$54.1	$57.8
Gold ounces sold	16,942	21,506	52,442	59,801
All-in sustaining costs per ounce	**$1,062**	**$1,019**	**$1,032**	**$968**

[1] Inventory and other adjustments include net realizable adjustments.

Earnings Before Interest, Taxes, Depreciation, and Amortization ("EBITDA")

EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2016	2015	2016	2015
Net earnings (loss)	$4.8	($33.4)	$2.7	($448.4)
Add back:				
Finance expense	5.6	6.1	17.6	17.4
Amortization	27.8	31.7	87.9	80.0
Amortization included in other income / (loss)	—	—	—	0.7
Deferred income tax expense (recovery)	12.1	(5.1)	(5.0)	(33.8)
Current income tax expense	0.8	0.4	2.9	1.2
EBITDA	**$51.1**	**($0.3)**	**$106.1**	**($382.9)**

Additional GAAP Measures

Additional GAAP measures are presented on the face of the Company's consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company's mine and operating performance:

- *Earnings from operations* - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense

19 | Alamos Gold Inc

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 20 | Alamos Gold Inc Unaudited Consolidated Statements of Financial Position, Comprehensive Income, and Cash Flows ALAMOS GOLD INC. Condensed Interim Consolidated Statements of Financial Position (Unaudited - stated in millions of United States dollars) September 30, 2016 December 31, 2015 A S S E T S Current Assets Cash and cash equivalents $273.9 $282.9 Available-for-sale securities 13.1 6.7 Amounts receivable 42.7 44.0 Income taxes receivable 0.1 14.7 Inventory 135.7 126.1 Other current assets 13.4 8.8 Total Current Assets 478.9 483.2 Non-Current Assets Long-term inventory 76.3 70.1 Mineral property, plant and equipment 1,912.4 1,859.2 Other non-current assets 44.6 49.7 Total Assets $2,512.2 $2,462.2 L I A B I L I T I E S Current Liabilities Accounts payable and accrued liabilities $103.5 $94.6 Current portion of debt and financing obligations 5.1 5.3 Dividends payable 2.7 — Total Current Liabilities 111.3 99.9 Non-Current Liabilities Deferred income taxes 279.1 284.1 Decommissioning liabilities 38.5 37.2 Debt and financing obligations 302.5 315.0 Other non-current liabilities 1.1 1.8 Total Liabilities 732.5 738.0 E Q U I T Y Share capital $2,822.1 $2,773.7 Contributed surplus 70.0 69.2 Warrants 3.5 — Accumulated other comprehensive income (loss) 1.1 (4.4) Deficit (1,117.0) (1,114.3) Total Equity 1,779.7 1,724.2 Total Liabilities and Equity $2,512.2 $2,462.2

TRADING SYMBOL: TSX:AGI NYSE:AGI

ALAMOS GOLD INC.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
(Unaudited - stated in millions of United States dollars, except per share amounts)

	For three months ended September 30,		For the nine months ended September 30,	
	2016	2015	2016	2015
OPERATING REVENUES	$125.6	$103.6	$350.0	$239.4
COST OF SALES				
Mining and processing	70.9	75.4	210.1	160.4
Royalties	3.5	2.9	9.7	3.7
Amortization	27.8	31.7	87.9	80.0
	102.2	110.0	307.7	244.1
EXPENSES				
Exploration	1.6	2.7	3.5	3.4
Corporate and administrative	3.7	6.1	11.7	13.3
Share-based compensation	0.9	1.2	9.3	3.9
Revaluation of assets distributed	—	—	—	40.1
Impairment charges	—	2.5	—	371.7
	108.4	122.5	332.2	676.5
EARNINGS (LOSS) FROM OPERATIONS	**17.2**	**(18.9)**	**17.8**	**(437.1)**
OTHER EXPENSES				
Finance expense	(5.6)	(6.1)	(17.6)	(17.4)
Foreign exchange loss	(2.1)	(8.2)	(4.7)	(13.9)
Other gain (loss)	8.2	(4.9)	5.1	(12.6)
EARNINGS (LOSS) BEFORE INCOME TAXES	**$17.7**	**($38.1)**	**$0.6**	**($481.0)**
INCOME TAXES				
Current income tax expense	(0.8)	(0.4)	(2.9)	(1.2)
Deferred income tax (expense) recovery	(12.1)	5.1	5.0	33.8
NET EARNINGS (LOSS)	**$4.8**	**($33.4)**	**$2.7**	**($448.4)**
Other comprehensive income to be reclassified to profit or loss in subsequent years:				
Realized and unrealized gain (loss) on available-for-sale securities	0.8	(3.5)	5.5	(3.6)
Total other comprehensive income (loss)	**$0.8**	**($3.5)**	**$5.5**	**($3.6)**
COMPREHENSIVE INCOME (LOSS)	**$5.6**	**($36.9)**	**$8.2**	**($452.0)**
EARNINGS (LOSS) PER SHARE				
– basic	**$0.02**	**($0.13)**	**$0.01**	**($2.59)**
– diluted	**$0.02**	**($0.13)**	**$0.01**	**($2.59)**
Weighted average number of common shares outstanding (000's)				
- basic	266,969	253,133	264,619	173,316
- diluted	271,447	253,133	267,575	173,316

21 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

ALAMOS GOLD INC.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited - stated in millions of United States dollars)

	For three months ended September 30,		For the nine months ended September 30,	
	2016	2015	2016	2015
CASH PROVIDED (USED IN) BY:				
OPERATING ACTIVITIES				
Net earnings (loss) for the period	$4.8	($33.4)	$2.7	($448.4)
Adjustments for items not involving cash:				
Amortization	27.8	31.7	87.9	80.0
Foreign exchange loss	2.1	6.2	4.7	11.2
Current income tax expense	0.8	0.4	2.9	1.2
Deferred income tax expense (recovery)	12.1	(5.1)	(5.0)	(33.8)
Share-based compensation	0.9	1.2	9.3	7.1
Revaluation of assets distributed	–	–	–	40.1
Impairment charges	–	2.5	–	371.7
Finance expense	5.6	6.1	17.6	17.4
Other non-cash items	(8.0)	2.6	(6.1)	1.8
Changes in non-cash working capital and taxes received	(9.4)	(20.6)	(16.6)	(9.3)
	36.7	**(8.4)**	**97.4**	**39.0**
INVESTING ACTIVITIES				
Mineral property, plant and equipment	(37.2)	(48.8)	(109.0)	(124.6)
Cash received from acquisition of Carlisle	–	–	0.7	–
Cash received from completion of merger	–	249.1	–	249.1
Proceeds from retained interest royalty	–	–	–	16.7
Other	(0.6)	(3.9)	(3.8)	(4.4)
	(37.8)	**196.4**	**(112.1)**	**136.8**
FINANCING ACTIVITIES				
Repayment of debt and equipment financing obligations	(2.0)	(1.7)	(5.9)	(5.5)
Interest paid	–	(0.2)	(12.2)	(12.8)
Debt financing and transaction fees	–	–	(1.1)	–
Proceeds received from the exercise of stock options and warrants	4.1	–	7.4	0.7
Dividends paid	–	–	(2.7)	(8.0)
Proceeds from private placement	–	–	–	83.3
Cash transferred to AuRico Metals	–	(20.0)	–	(20.0)
Proceeds from issuance of flow-through shares	–	–	20.4	15.3
	2.1	**(21.9)**	**5.9**	**53.0**
Cash previously reclassified as held for distribution	–	20.0	–	–
Effect of exchange rates on cash and cash equivalents	(0.5)	(2.2)	(0.2)	(4.2)
Net increase (decrease) in cash and cash equivalents	**0.5**	**183.9**	**(9.0)**	**224.6**
Cash and cash equivalents - beginning of period	273.4	129.7	282.9	89.0
CASH AND CASH EQUIVALENTS - END OF PERIOD	**$273.9**	**$313.6**	**$273.9**	**$313.6**

22 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 1: La Yaqui – Select Composite Intervals from Exploration Drilling
Intercepts calculated at a 0.3 g/t cut-off. Minimum width of 3 m and maximum internal waste of 1.55 m.

Hole ID	Drill Type	Azi	Dip	Final Depth (m)	From (m)	To (m)	Interval (m)	Au (g/t)
16YAQ060	DDH	92	-88	206	68.30	72.80	4.50	0.43
					107.50	113.90	6.40	0.30
					160.20	**191.20**	**31.00**	**1.33**
16YAQ074	DDH	50	-80	311	160.30	175.30	15.00	0.40
					186.90	191.90	5.00	0.54
16YAQ078	DDH	165	-84	239	113.10	139.30	26.20	0.94
					141.30	156.30	15.00	1.24
					175.90	193.60	17.70	0.82
16YAQ083	DDH	240	-85	180	65.00	69.20	4.20	1.05
					75.20	81.20	6.00	0.60
					108.90	124.50	15.60	1.66
16YAQ089	RC	235	-72	207	170.70	173.80	3.10	1.86
16YAQ090	DDH	235	-75	218	81.30	99.80	18.50	1.01
16YAQ094	DDH	248	-62	172	104.80	108.30	3.50	2.71
16YAQ095	DDH	240	-70	233	**116.90**	**151.40**	**34.50**	**1.06**
					158.00	166.20	8.20	0.46
					173.40	176.90	3.50	0.58
					179.90	184.90	5.00	0.36
16YAQ097	DDH	240	-70	207	75.20	98.90	23.70	1.21
16YAQ098	DDH	0	-90	233	115.30	123.20	7.90	1.09
16YAQ103	DDH	268	-60	128	71.90	76.60	4.70	1.19
16YAQ105	DDH	236	-73	177	37.60	51.30	13.70	1.01
					85.80	97.70	11.90	0.87
16YAQ106	DDH	230	-70	200	**98.70**	**134.80**	**36.10**	**4.33**
					incl. 107.5	*110.50*	*3.00*	*8.03*
					& incl. 117.7	***122.10***	***4.40***	***12.83***
16YAQ108	DDH	235	-83	178	**117.40**	**132.60**	**15.20**	**2.58**
					141.80	144.80	3.00	0.30
16YAQ109	DDH	244	-77	203	116.80	120.50	3.70	2.51
					129.50	132.50	3.00	0.59
					134.60	179.20	44.60	0.61
16YAQ111	DDH	180	-70	182	0.00	7.80	7.80	0.54
					149.30	162.80	13.50	0.48
					164.50	168.50	4.00	1.35
16YAQ112	DDH	55	-83	204	**62.90**	**81.50**	**18.60**	**2.03**
					104.90	109.90	5.00	0.43
					111.90	129.10	17.20	0.79
16YAQ113	DDH	234	-55	197	135.50	143.00	7.50	0.75
16YAQ114	RC	131	-78	168	62.50	65.50	3.00	0.45
					140.20	147.90	7.70	1.70
16YAQ115	DDH	240	-88	258	**116.10**	**141.30**	**25.20**	**1.63**
					incl. 128.6	*130.30*	*1.70*	*7.60*
16YAQ116	DDH	55	-78	223	**136.80**	**155.70**	**18.90**	**2.89**
					146.00	*147.10*	*1.10*	*8.10*
					157.50	164.80	7.30	0.44
					179.80	186.00	6.20	0.42
					200.70	206.20	5.50	0.40

23 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

16YAQ117	DDH	270	-60	150	0.00	4.00	4.00	0.34
					108.50	111.80	3.30	0.37
					117.80	125.60	7.80	0.39
					130.50	**150.30**	**19.80**	**8.42**
					incl. 141.2	***147.20***	***6.00***	***23.13***
16YAQ123	DDH	270	-70	224	178.30	190.20	11.90	2.73
16YAQ124	DDH	234	-76	145	102.90	107.40	4.50	0.52
16YAQ126	DDH	240	-65	252	**130.80**	**147.90**	**17.10**	**2.87**
					173.40	177.40	4.00	0.52
					188.80	192.20	3.40	0.53
16YAQ129	DDH	244	-50	204	**110.30**	**187.10**	**76.80**	**3.17**
					incl. 165.3	***173.80***	***8.50***	***11.86***
					& incl. 174.7	***179.10***	***4.40***	***10.23***
16YAQ131	DDH	261	-76	181	51.00	55.10	4.10	1.08
					73.20	81.70	8.50	0.89
					117.70	120.70	3.00	0.53
16YAQ132	DDH	54	-78	168	99.10	108.50	9.40	0.72
					111.80	115.70	3.90	0.53
					117.80	122.00	4.20	0.55
					124.40	129.60	5.20	0.56
					134.40	140.90	6.50	0.76
					164.30	167.80	3.50	2.35
16YAQ133	DDH	234	-85	217	102.30	106.70	4.40	0.42
					123.00	**184.80**	**61.80**	**1.10**
					196.70	201.20	4.50	0.46
16YAQ134	RC	264.09	-79.49	203	0.00	3.00	3.00	0.48
					16.80	19.80	3.00	0.35
					68.60	88.40	19.80	0.93
					91.50	96.00	4.50	0.45
					114.30	138.70	24.40	1.18
16YAQ135	DDH	234	-77	148	**59.90**	**135.90**	**76.00**	**4.37**
					incl. 91.3	***102.20***	***10.90***	***13.40***
16YAQ136	DDH	235	-55	247	116.30	139.60	23.30	0.61
					187.60	196.70	9.10	0.95
16YAQ140	DDH	233	-77	212	85.30	93.80	8.50	1.58
16YAQ145	DDH	230	-80	212	136.70	142.80	6.10	0.64
16YAQ146	RC	51.78	-72.62	175	77.70	88.40	10.70	1.50
					91.50	102.10	10.60	2.28
					111.30	115.80	4.50	1.52
16YAQ147	DDH	0	-90	180	155.10	163.60	8.50	0.49

24 | Alamos Gold Inc